Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Number 333-255557

October 17, 2022

BROOKFIELD REAL ESTATE INCOME TRUST INC.

On October 14, 2022, Brookfield Real Estate Income Trust Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”) became aware of an article published by Fortune Magazine, a business magazine, containing statements regarding our company made by David Levi, a managing partner of Brookfield Oaktree Wealth Solutions LLC. The full text of the article is set forth below.

Fortune Magazine is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the article or any other publication by Fortune Magazine. The article was not prepared by us and should not be considered offering material in connection with our continuous public offering of common stock. With the exception of the quotations in the article attributed directly to Mr. Levi, the article represents the author’s opinion, which is not endorsed or adopted by us.

Clarifications

We believe that the following information contained in the article is appropriate to clarify:

1.	The article refers to our company as “Brookfield Real Estate Income Trust,” which should be corrected to “Brookfield Real Estate Income Trust Inc.”

2.

The article includes the following statement: “As rents increase, that income will become more meaningful.” As disclosed in our prospectus, the use of forecasts by us, our affiliates and all participants in our public offering is prohibited. Due to various risks and uncertainties, including those described in our prospectus, actual events or results or our actual performance may differ materially from this statement. The inclusion of this statement should not be regarded as a representation by us or any other person that “income will become more meaningful.”

Full Text of Fortune Article Published on October 13, 2022

Where to invest $25,000 in 2023

Fortune

By Nicole Full McElroy

13 October 2022

Maybe you’ve been sitting on the sidelines, wondering when it’s safe to jump back into the markets. Maybe you’ve been terrified of, as the old saying goes, trying to “catch a falling knife” as stocks plunge. Indeed, that’s one of the hardest bets to make as investor—diving in when valuations are down, but knowing that you can probably never accurately time the bottom. With that in mind, we canvassed three top experts on where and how to put your money to work in 2023. Surprisingly, the three offered very different advice on how they’d deploy $25,000 right now.

Our panel’s advice assumes relatively limited liquidity and an investment period of roughly seven years, and points to a number of factors from inflation to rising interest rates that should inform how and where you deploy your money. Still, all of the experts we spoke to advised having a “rainy-day fund” and a catch-all “set it and forget it” portfolio on hand before making any investments. “When it comes to investing, the most important element is time,” says Brit Baker, founder of Dow Janes, a financial education company focused on teaching women to invest. “We encourage people to invest in index funds and target date funds; the ideal is that they’re invested for 10-plus years. If you can match the market, you’re better off.”

Where to invest in 2023

Heather Loomis Tighe

Venture Capital Adviser and Partner and Strategic Adviser to Family Offices (Former Managing Director at BlackRock and JPMorgan)

Tighe warns that the U.S. is flirting with what she calls “the Bermuda Triangle of investing”: stagflation. While typical advice for a period like this is to steer your investments toward commodities (gold, silver, real estate), Tighe suggests a strategy that she says bolsters flexibility, hedges against rising interest rates, and doubles down on industries she views as growth sectors.

“There is an expression, cash is king,” says Tighe. “I would hold 35% in a municipal money market and short dated municipal bonds paying 2 to 3.5% exempt from federal taxes.” Tighe says to take 4% of the position every month for six months and drop it into diversified equity markets, leaving 11% in cash and municipal bonds, averaging into the equity markets after six months. Next, she recommends iBonds, or federally guaranteed bond investments with an interest rate that resets with inflation. Right now, iBonds are paying roughly 9%, which is just about what you can expect to get paid on a long-term investment in stocks.

Lastly, Tighe likes S&P 500 exchange-traded funds. She is particularly focused on funds built in biotech and cloud computing, specifically calling out SPDR S&P Biotech ETF (Ticker: XBI) and Wisdom Tree Cloud Computing Fund (Ticker: WCLD) as top picks for growth. “I see a strong need for both of these sectors,” she says. “Cloud computing is software, analytics, intelligence, all delivered over the internet. All companies will need this type of software as the backbone of their enterprises, and we are at the beginning stages of that transition.” Similarly, biotech has some strong tailwinds, says Tighe, given that as the aging population faces disease and chronic illness, there’s tremendous innovation in the space and a consumer commitment to inelastic spending when health and well-being are on the line.

David Levi

Managing partner, Brookfield Oaktree Wealth Solutions

For Levi, the sweet spot sits with real assets. Real estate, infrastructure, and renewable power in both private markets and the stock and bond market offer investors a sound alternative investment strategy. “Today given the macroeconomic environment, I’d argue the 60/40 portfolio isn’t sufficient,” says Levi, whose firm manages $800 billion in alternative investments. “Adding alternatives is more important than ever.”

Looking for a mutual fund that invests in listed infrastructure can be an excellent inflation hedge, related less to broad equity markets and helping to build out a defensive investment strategy. Levi’s pick is Brookfield Global Listed Infrastructure Fund. As the world moves toward decarbonization, says Levi, renewables, utilities, and transportation and communication infrastructure have become subsectors the folks at Oaktree truly zero in on. “We invest in things that have the stable characteristics of infrastructure with stable cash flows and some inflation hedge,” he says. “They have a huge macro tailwind.”

In terms of real estate, Levi likes the diversity of the Brookfield Real Estate Income Trust and notes that Oaktree is deploying capital similarly every day. “We see opportunities in a number of different ways: multifamily, apartment buildings, student housing, especially in higher-growth markets in the U.S.” As rents increase, that income will become more meaningful. Says Levi: “Right now, people need to diversify their broader portfolio and they need something that in this period has an inflation hedge embedded in it. A year ago, I might have added income, but that’s changed.”

Louis Florentin-Lee

Portfolio manager, Lazard Asset Management, Lazard International Quality Growth Portfolio

In the current market environment, if you’re interested in betting on individual stocks, there are three factors to consider says Florentin-Lee: pricing power, leverage, and resilience. “You need to be sure about a company’s pricing power, that it will give them the ability to pass on the cost inflation and avoid a nasty profitability crunch,” he says. “They can only do that if they are adding real value to their customers.” Additionally, rising interest rates have the potential to kill companies that are overleveraged and can’t generate enough cash to self-fund growth. And, of course, a company’s history of riding out past downturns should also factor into its potential for investment.

Florentin-Lee sees IT as a strategic consideration for every business, in every industry. “Those decisions are now moving to the CEO’s desk,” he says. “I need to move my business to the cloud. I need a bulletproof photo security policy. How am I thinking about artificial intelligence?” Accenture (NYSE:ACN), says Florentin-Lee, hits all three of those notes. The company sits in a unique position given its long-term relationships with major Fortune 500 C-suites, as well as access to and experience with massive transformational projects to rewire and reinvent technological systems for clients.

RELX (NYSE: RELX) is another business Florentin-Lee is keen on, as it garners 40% of its business from academic journals in science, technology, and medicine. “Journals are amazing businesses; they are critical to academics and how they get their next research projects funded, representing the best scientific minds,” he says. “And they represent a tiny proportion of a university’s cost space. The renewal rates are well into the 90% with 25 to 30% operating margin.” Additionally, RELX operates in the risk business, providing absolutely critical accident claim data to insurance companies. In fact, it owns the largest database of claims in the U.S., at, once again, a small cost to the insurance providers, with the possibility of add-ons like no-claim discounts and integrated police reports. Says Florentin-Lee: “They are building this wonderful moat around their business that their clients absolutely have to have.”

Florentin-Lee’s final bit of advice is to choose a business that’s dominating a niche industry. “The fact that it’s niche makes it less likely that a huge player will enter the space,” he says. His pick? Toei Animation (TYO:4816). The Japanese company owns what many consider the best IP in the space and has been able to monetize its popularity on Japanese television into gaming. “It’s incredibly high margins; Ubisoft or another company like it makes the game, Toei just licenses the rights, and it’s an almost 100% margin business for them. That sits under the radar for most people.”

Brookfield Real Estate Income Trust Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Brookfield Real Estate Income Trust Inc. has filed with the SEC for more complete information about Brookfield Real Estate Income Trust Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Brookfield Real Estate Income Trust Inc., the dealer manager for the offering or any broker-dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 777-8001.